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February 24, 2011
VIA EDGAR TRANSMISSION AND COURIER
Mr. David L. Orlic
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Credit Acceptance Corporation
Schedule TO-I
Filed on February 9, 2011
File No. 005-45225
Dear Mr. Orlic:
          I am writing on behalf of Credit Acceptance Corporation (“CA”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from David L. Orlic, Special

Counsel, dated February 16, 2011, regarding CA’s Issuer Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”). In connection with this letter responding to the Staff’s comments, Amendment No. 1 (the “Amendment”) to the Schedule TO-I is being filed with the Commission electronically with the Commission via the EDGAR system today. In addition to making the EDGAR filing, a hard copy of this letter along with a courtesy copy of the Amendment are being delivered to the Staff.
          For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to CA’s response.
Offer to Purchase
Proration, page 12
1.	You state that you may make payment as late as 5 business days after expiration. Please advise how you determined that this would constitute prompt payment under Rule 14e1-(c). Refer to Section II.D of SEC Release No. 34-43069.
     Response: The prompt payment provisions of Rule 13-4(f)(5) and Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) require that CA pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer. In construing the word “promptly” in this context, the court in Pryor v. United States Steel Corp., 591 F. Supp. 942 (S.D.N.Y. 1984) held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community.
     One circumstance affecting the timing of payments to be made to shareholders who have properly tendered common shares in the tender offer is the fact that CA has provided shareholders with the ability to submit prior to the expiration of the tender offer a notice of guaranteed delivery, and then submit their certificates and other required documents to the depositary within three business days after the date of receipt by the depositary of the notice of guaranteed delivery. Another circumstance that would affect the timing of payments to shareholders who have properly tendered common shares is that proration will be required if the directors and officers who have stated an intention to tender carry through with their intentions. It would not be possible to compute the proration factor until after the notice of guaranteed delivery period has expired. Therefore, without removing the notice of guaranteed delivery procedures (procedures that CA believes are customary for transactions of this type and for the benefit of tendering shareholders), not later than five business days after the expiration of the tender offer is the soonest practicable time at which CA may commence payments in the event of proration. The depositary for the tender offer is also CA’s transfer agent for its common shares which should facilitate the timing and mechanics for proration if it becomes necessary.
     After discussion with CA’s depositary for the tender offer, and reviewing other precedents, CA believes that this timing falls within customary practice of the financial community, given the facts and circumstances specific to this transaction, and complies with the guidance in the Commission’s Release No. 34-43069, section II.D. CA also believes that the payment timing as discussed above is in keeping with the purpose behind Rule 14e-1(c) provided in the Commission’s Release No. 34-16384, to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer.” 1979 SEC LEXIS 217, *73.
Withdrawal Rights, page 19
2.	You state that tendered shares may be withdrawn at any time after April 7, 2011. The correct date appears to be April 6 (or on or after April 7). Please advise, or revise your disclosure.
     Response: In response to the Staff’s comment, CA has amended the Schedule TO-I to revise pages 5 and 19 of the Offer to Purchase (see Item 1 of the Amendment).
Conditions of the Tender Offer, page 21
3.	We note that your offer is subject to a financing condition. It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to SEC Release No. 34-24296. Please confirm your intent in this regard.
     Response: CA acknowledges that it is aware of the Staff’s position that a material change in the tender offer occurs when the tender offer becomes financed and, accordingly, five business days must remain in the tender offer or the tender offer must be extended upon satisfaction or waiver of the financing condition. Please be advised that, if financing is obtained or the financing condition is waived when less than five business days remain in the tender offer (currently scheduled to expire at 5:00 P.M., New York City Time, on March 10, 2011), CA will extend the tender offer so that five business days will remain between the date that the financing condition is satisfied or waived and the expiration of the tender offer as so amended.
4.	Please describe the material terms of the Debt Financing. See Item 1007 of Regulation M-A. We also note that consummation of the tender offer is conditioned on consummation of the Debt Financing, on terms satisfactory to you. The tender offer may only be subject to conditions that are based on objective criteria and are not within the bidder’s control. Please revise.
     Response: CA respectfully submits to the Staff that upon entering into definitive agreements with respect to the Debt Financing, CA will amend the Schedule TO-I to include disclosure summarizing any such agreements and to file such agreements as exhibits thereto.

     In response to the Staff’s comment regarding the Financing Condition, CA has amended the Schedule TO-I by revising pages i, 2, 8 and 29 of the Offer to Purchase to clarify that the tender offer is conditioned on consummation of the Debt Financing on “terms reasonably satisfactory to” CA (emphasis added) (See Item 2 of the Amendment). CA respectfully submits to the Staff that this revision clarifies that the Financing Condition is subject to objective verification.
5.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please clarify this point in your disclosure.
     Response: In response to the Staff’s comment, CA has amended the Schedule TO-I to revise pages 18 and 23 of the Offer to Purchase and page 8 of the Letter of Transmittal to reflect that the offer conditions must be satisfied or waived prior to the expiration of the tender offer (see Items 3 and 4 of the Amendment).
6.	In the last paragraph of this section, you state that you may assert a condition regardless of the circumstances giving rise to the condition. This disclosure suggests that actions or inactions by you or your affiliates may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at your option.
     Response: In response to the Staff’s comment, CA has amended the Schedule TO-I to revise page 23 of the Offer to Purchase (see Item 4 of the Amendment).
Source and Amount of Funds, page 24
7.	Please identify the collateral securing the credit agreement. See Item 1007(d)(1) of Regulation M-A.
     Response: CA respectively submits to the Staff that disclosure of the collateral securing the credit agreement is included in the third sentence of the fifth paragraph on page 24 of the Offer to Purchase. The disclosure states that “Borrowings under the credit agreement are secured by a lien on most of CA’s assets.”
U.S. Federal Income Tax Consequences, page 38
8.	Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.
     Response: In response to the Staff’s comment, CA has deleted the legend from the Offer to Purchase (see Item 5 of the Amendment).

Miscellaneous, page 42
9.	You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule l3e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 for guidance. Similar language appears on page ii of this document.
     Response: CA hereby confirms to the Staff that it intended to limit its offer solely in reliance on Rule 13e-4(f)(9)(ii). In response to the Staff’s comment, CA has amended the Schedule TO-I to revise pages ii and 42 of the Offer to Purchase (see Item 6 of the Amendment).
CA Acknowledgement
CA has advised us that they acknowledge that:
•	CA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

     After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (312) 407-0784. Facsimile transmissions may be sent to the undersigned at (312) 407-8626.

Very truly yours,
/s/ Richard C. Witzel, Jr.

Richard C. Witzel, Jr.

cc:	Douglas W. Busk
Credit Acceptance Corporation
Charles A. Pearce, Esq.
Credit Acceptance Corporation